UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	COMMISSION FILE NUMBER 1-11596
FORM 12b-25	CUSIP NUMBER

NOTIFICATION OF LATE FILING	714157-20-3

(Check One):	[__] Form 10-K	[__] Form 20-F	[_X_] Form 10-Q	[__] Form N-SAR	[__] Form N-CSR

For Period Ended: March 31, 2016

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.

Full Name of Registrant

Former Name if Applicable

8302 Dunwoody Place, Suite 250

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350

City, State and Zip Code

PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

The registrant is expected to receive a waiver from its lender as a result of its failure to meet the quarterly fixed charge coverage ratio covenant required by its Amended and Restated Revolving Credit, Term Loan and Security Agreement in the first quarter of 2016. However, due to unexpected delay, such waiver is not expected to be received until after the scheduled deadline filing date of May 16, 2016. The Company’s inability to meet its quarterly fixed charge coverage ratio in the first quarter of 2016 was primarily due to delays in receipt of certain waste shipments, which have been rescheduled to later in the second quarter of 2016 and into the second half of 2016, and timing of project commencements, as discussed below. In addition, given the Company’s Amended and Restated Loan agreement with its lender, which results in lower monthly payments going forward under the Term Loan, the Company expects to meet its quarterly fixed charge coverage ratio requirement in future quarters.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ben Naccarato	770	587-9898
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X ] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant estimates that it will have revenues from continuing operations of approximately $10.0 million for the three months ended March 31, 2016, a decrease of $3.6 million from revenues from continuing operations of $13.6 million for the corresponding period of 2015. Also, the registrant estimates it will have net losses from continuing operations of approximately $3.8 million for first quarter of 2016 as compared to losses from continuing operations of $2.0 million for the corresponding period of 2015. The Company’s financial results for the first quarter of 2016 was significantly impacted by the delays of certain large waste treatment shipments in the Treatment Segment which have been pushed out to later in the second quarter of 2016 and into the second half of 2016. In addition, the timing of the completion of certain projects and the start of new projects in our Services Segment also impacted our financial results in the first quarter of 2016. The registrant estimates net loss attributable to common stockholders (both basic and diluted) to be approximately ($0.33) per share for first quarter of 2016 compared to ($0.18) for the corresponding period of 2015.

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2016	By:	/s/ Ben Naccarato
Ben Naccarato
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.